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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                       AMENDMENT NO. 4 (Final Amendment)
                                      TO
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                               (Amendment No. 7)
                       UNDER THE SECURITIES ACT OF 1934
                            ----------------------
                      MERIDIAN POINT REALTY TRUST VIII CO.
                           (Name of Subject Company)
                            ----------------------
                           EASTGROUP PROPERTIES, INC.
                            EASTGROUP-MERIDIAN, INC.
                                   (Bidders)
                            ----------------------
                   Common Shares, $0.001 par value per share
                  Preferred Shares, $0.001 par value per share
                        (Title of Classes of Securities)
                            ----------------------
                                  589954-10-6
                                  589954-20-5
                   (CUSIP Numbers of Classes of Securities)
                            ----------------------
                              DAVID H. HOSTER II
                            EastGroup-Meridian, Inc.
                         c/o EastGroup Properties, Inc.
                             300 One Jackson Place
                            188 East Capitol Street
                        Jackson, Mississippi 39201-2195
                                 (601) 354-3555
           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                            ----------------------

                                   Copies to:
                            JOSEPH P. KUBAREK, ESQ.
                        Jaeckle Fleischmann & Mugel, LLP
                            800 Fleet Bank Building
                             Twelve Fountain Plaza
                           Buffalo, New York   14202
                                 (716) 856-0600

                            ----------------------
                                 April 22, 1998
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                              Page 1 of 7 Pages

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  CUSIP No. 589954-20-5        14D-1/A & 13D/A             PAGE 2 OF 7 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EastGroup Properties, Inc.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7
      4,602,461 Preferred Shares
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
8
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
9
      87.3%
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      TYPE OF REPORTING PERSON*
10
      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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-----------------------                                  ---------------------
  CUSIP NO. 589954-10-6         14D-1/A & 13D/A            PAGE 3 OF 7 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EastGroup Properties, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(e) or 2(f) [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
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7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,208,693 Common Shares
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
      70.7%
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      TYPE OF REPORTING PERSON*
10
      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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     EastGroup-Meridian, Inc., (the "Purchaser"), a Missouri corporation and a wholly-owned subsidiary of EastGroup Properties, Inc.("EastGroup"), a Maryland corporation, hereby amend their Tender Offer Statement on Schedule 14D-1 dated February 23, 1998, as amended (the "Schedule 14D-1"), and Statement on Schedule 13D with respect to the common shares, par value $0.001 per share ("Common Shares"), and preferred shares, par value $0.001 per share ("Preferred Shares"), of Meridian Point Realty Trust VIII Co. (the "Company"), a Missouri corporation. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Schedule 14D-1. References to the Offer to Purchase are to the Offer to Purchase filed as Exhibit (a)(1) to the Schedule 14D-1 and references to the Supplement are references to the Supplement dated March 12, 1998 to the Offer to Purchase filed as Exhibit (a)(9) hereto.


Item 4. Source and Amount of Funds or Other Consideration

     Item 4 is amended to add the following:

     The Purchaser used approximately $41.6 million to purchase the Common Shares and Preferred Shares tendered pursuant to the Offer. The Purchaser obtained such funds from EastGroup. EastGroup financed the transaction using its revolving credit facilities with Deposit Guaranty National Bank, Jackson, Mississippi. The credit facilities bear interest at a rate of LIBOR plus 1.40%.


Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder

     Item 5 is amended to add the following:

     On April 22, 1998, pursuant to the Merger Agreement, Micolyn M. Yalonis, Homer McK. Rees and Richard M. Osborne resigned as trustees of the Company and three designees of the Purchaser, H.C. Bailey, Jr., David H. Hoster II and Leland R. Speed were appointed as trustees of the Company by the remaining trustees. Christopher J. Doherty, Robert H. Gidel, S. Michael Lucash and Lawrence P. Morris are the remaining trustees of the Company.

     The Purchaser intends to complete the Merger as expeditiously as possible but has not yet determined whether it will exercise the options granted to it pursuant to the Merger Agreement to increase its percentage ownership of Common Shares and Preferred Shares to the 90% level so that a short-form merger can be effected or whether it will cause the Company to call a meeting of its shareholders to approve the Merger, at which meeting the Merger would be approved by a vote of the Shares held by the Purchaser without the vote of any other shareholder.

                                       4
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Item 6. Interest in Securities of the Subject Company

     Item 6 is amended to add the following:

     The Offer expired at 5:00 p.m. New York City Time, on Friday, April 17, 1998. Based on a preliminary count, a total of approximately 1,208,693 Common Shares and 3,132,905 Preferred Shares were tendered pursuant to the Offer. All properly tendered Shares were purchased on Wednesday, April 22, 1998 in accordance with the terms of the Offer. The Common Shares tendered and purchased constitute approximately 70.7% of the outstanding Common Shares and the Preferred Shares tendered and purchased plus the Preferred Shares already owned by the Purchaser constitute approximately 87.3% of the outstanding Preferred Shares.


Item 11.  Exhibits

     Item 11 is amended by the addition of the following:

     (a)(11) Press Release dated April 20, 1998.

                                       5
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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 23, 1998             EASTGROUP PROPERTIES, INC.



                                    By:  /s/ N. Keith McKey
                                       ----------------------------------------
                                         Name:     N. Keith McKey
                                         Title:    Executive Vice President



                                    EASTGROUP-MERIDIAN, INC.



                                    By:  /s/ N. Keith McKey
                                       ----------------------------------------
                                         Name:     N. Keith McKey
                                         Title:    Vice President

                                       6